POULTON & YORDAN
                                ATTORNEYS AT LAW

--------------------------------------------------------------------------------
RICHARD T. LUDLOW

                                 March 10, 2006



Blaise Rhodes
Division of Corporate Finance
United States Securities and Exchange Commission
Washington D.C. 20549-0306

         Re:      E.J. Nak Mattress Company
                  Item 4.01 Form 8-K
                  Filed March 9, 2006
                  File No. 000-32193

Dear Mr. Rhodes:

         At the request of the management of E.J. Nak Mattress Company (the "Company") we are responding to the comment raised by the staff at the Securities and Exchange Commission in your letters dated March 10, 2006. Following is the response to your comment.

                            LETTER OF MARCH 10, 2006

         Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant's report on the financial statement for either of the past two years contained an adverse opinion or disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report.

         The Company will amend the Current Report on Form 8-K to provide the requested disclosure the past two years.

         The Company will also provide an updated letter from the independent registered public accounting firm confirming its review of the amended report as an exhibit to the amended report.


                      POULTON & YORDAN    TELEPHONE: 801-355-1341
         324 SOUTH 400 WEST, SUITE 250    FAX: 801-355-2990
            SALT LAKE CITY, UTAH 84101    POST@POULTON-YORDAN.COM

Mr. Blaise Rhodes
March 10, 2006
Page 2


         Finally, attached as Exhibit 1 to this letter, please find a written statement from the Company providing the requested acknowledgements.

         Thank you for your assistance in this matter. If you have any questions or require additional information, please contact me directly.

                                                       Very truly yours,

                                                       POULTON & YORDAN

                                                        /s/ Richard T. Ludlow

                                                       Richard T. Ludlow
                                                       Attorney at Law

                                                                       Exhibit 1


                            E.J. NAK MATTRESS COMPANY
                                     Box 72
                           Ardrossan, Alberta, Canada
                                 (780) 993-3339

                                 March 10, 2006



Blaise Rhodes
Division of Corporate Finance
United States Securities and Exchange Commission
Washington D.C. 20549-0306

         Re:      E.J. Nak Mattress Company
                  Item 4.01 Form 8-K
                  Filed March 9, 2006
                  File No. 000-32193

Dear Mr. Rhodes:

         In connection with the Company's response to the comment raised by the staff at the Securities and Exchange Commission in its letter dated March 10, 2006, the Company acknowledges that:

         ! the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         ! staff comments or changes to disclosure in response to staff comments do not foreclose the Commission or any person under the federal securities laws of the United States; and

         ! the Company may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions or require additional information, please contact me directly.

                                                             Sincerely,

                                                              /s/ Warren Jackson

                                                             Warren Jackson
                                                             President